File No. 812-_____

EXPEDITED REVIEW
REQUESTED UNDER
17 CFR 270.5(d)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d)
AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, Manulife Investment
Management Private Markets (US) LLC, John Hancock Life Insurance Company (U.S.A.), John
Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New
York, John Hancock Funding Company, LLC, Manulife SDF SPV – OH, LLC, MDLF Holdings
Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending
Fund, L.P.

197 Clarendon Street
Boston, MA 02116
617-663-3000

All Communications, Notices and Orders to:
E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust
c/o John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street, C-03
Boston, MA 02116
617-572-1234

Copies to:
George J. Zornada, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA 02111-2950
Tel: (617) 261-3231

April 25, 2023

CONFIDENTIAL

I.	INTRODUCTION
A.	Summary of Requested Relief
In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to John Hancock GA Mortgage Trust, et al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds (as defined in the Prior Order) and Affiliated Funds (as defined in the Prior Order) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.
B.	Applicants Seeking Relief
•	John Hancock GA Mortgage Trust (“Mortgage Trust”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM (as defined below);
•
John Hancock GA Senior Loan Trust (“Senior Loan Trust”, and together with the Mortgage Trust, the “Existing Regulated Funds”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM;

•
Manulife Investment Management Private Markets (US) LLC (formerly, Hancock Capital Investment Management, LLC) (“MIM PM”),[3] the investment adviser of the Existing Regulated Funds, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is an indirect wholly-owned subsidiary of Manulife Financial Corporation, a Canadian corporation (“MFC”);

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Certain of the Applicants previously submitted an application with the Commission (File No. 812-14917), as filed and amended and restated and filed with the Commission on June 8, 2018, November 1, 2018, March 22, 2019 and May 22, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33493 dated May 28, 2019 and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33518 dated June 25, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.
3 The adviser entity changed its name from Hancock Capital Investment Management, LLC to Manulife Investment Management Private Markets (US) LLC on January 17, 2020. No other actual change to the entity adviser was effected with this name change.

2
CONFIDENTIAL

•
John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, and John Hancock Life Insurance Company of New York (collectively, the “John Hancock Insurance Companies”), each of which is an indirect wholly-owned subsidiary of MFC, and any future direct or indirect wholly-owned or majority-owned subsidiaries of MFC that intend to participate in Co-Investment Transactions (collectively with the John Hancock Insurance Companies, the “MFC Accounts”);

•	Manulife SDF SPV – OH, LLC (“Manulife SDF”), is a legal entity managed by MIM PM;
•	John Hancock Funding Company, LLC is an indirect wholly-owned subsidiary of MFC (“JH Funding”); and
•
MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P., each of which is a separate and distinct legal entity and is managed by MIM PM (the “MDLF Entities”; together with the Existing Regulated Funds, MIM PM, the MFC Accounts, Manulife SDF and JH Funding, the “Applicants”).

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.
II.	APPLICANTS’ PROPOSAL
A.	Requested Amendment
Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.
B.	Need for Relief
Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund
3
CONFIDENTIAL

shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.
Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.
C.	Precedent
Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.4
III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.
IV.	REPRESENTATIONS AND CONDITIONS
Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:
“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.5
V.	PROCEDURAL MATTERS
A.	Communications
Please address all communications concerning this Application and the Notice and Order to:

4 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).
5 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.
4
CONFIDENTIAL

E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust
c/o John Hancock Life Insurance Company (U.S.A.)
197 Clarendon Street, C-03
Boston, MA 02116
617-572-9235
Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
George J. Zornada, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA 02111-2950
Tel: (617) 261-3231

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.
Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.
The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1-B.2.
Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3) are attached hereto as Exhibit C.
B.	Authorization
All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 25th day of April, 2023.

JOHN HANCOCK GA MORTGAGE TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

5
CONFIDENTIAL

JOHN HANCOCK GA SENIOR LOAN TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK FUNDING COMPANY, LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

6
CONFIDENTIAL

MANULIFE SDF SPV – OH, LLC

By: Manulife Senior Debt Fund OH, L.P., its member
By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner
By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MDLF HOLDINGS ONSHORE LLC

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MANULIFE DIRECT LENDING FUND, L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

7
CONFIDENTIAL

Exhibit A
VERIFICATION
Each of the undersigned states that he or she has duly executed the attached application dated as of April 25, 2023 for and on behalf of the entities listed below; that he or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JOHN HANCOCK GA MORTGAGE TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

JOHN HANCOCK GA SENIOR LOAN TRUST

By: /s/Ian Roke
Name: Ian Roke
Title: Authorized Signatory

MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-1
CONFIDENTIAL

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

JOHN HANCOCK FUNDING COMPANY, LLC

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-2
CONFIDENTIAL

MANULIFE SDF SPV – OH, LLC

By: Manulife Senior Debt Fund OH, L.P., its member
By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner
By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MDLF HOLDINGS ONSHORE LLC

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-3
CONFIDENTIAL

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

MANULIFE DIRECT LENDING FUND, L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/Devon Russell
Name: Devon Russell
Title: Authorized Signatory

Exhibit A-4
CONFIDENTIAL

Exhibit B
RESOLUTIONS OF THE BOARD OF TRUSTEES OF JOHN HANCOCK GA MORTGAGE
TRUST (THE “COMPANY”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”).
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).
Exhibit B-1
CONFIDENTIAL

Exhibit B
RESOLUTIONS OF THE BOARD OF TRUSTEES OF JOHN HANCOCK GA SENIOR LOAN
TRUST (THE “COMPANY”)

WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”).
NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;
FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).
Exhibit B-2
CONFIDENTIAL

EXHIBIT C

MARKED COPIES OF THE APPLICATION SHOWING CHANGES FROM THE FINAL
VERSIONS OF THE TWO APPLICATIONS IDENTIFIED AS SUBSTANTIALLY IDENTICAL
UNDER RULE 0-5(E)(3)

~~40-APP/A 1 tm2223593d1_40appa.htm 40-APP/A~~
File No. 812-15362812-

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.5(d)

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

~~FIRST AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d)

AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
In the Matter of the Application of:

John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, Manulife Investment Management Private Markets (US) LLC, John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New York, John Hancock Funding Company, LLC, Manulife SDF SPV – OH, LLC, MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P.
~~MAIN STREET CAPITAL CORPORATION, MSC INCOME FUND, INC., MSC ADVISER I, LLC, MAIN STREET CA LENDING, LLC, MAIN STREET EQUITY INTERESTS, INC., MS INTERNATIONAL HOLDINGS, INC., MAIN STREET CAPITAL III, LP, MAIN STREET MEZZANINE FUND LP, HMS FUNDING I LLC, MSC CALIFORNIA HOLDINGS LP, MSC EQUITY HOLDING, LLC, MSC EQUITY HOLDING II, INC., MSIF FUNDING, LLC AND MS PRIVATE LOAN FUND I, LP~~
~~1300 Post Oak Boulevard, 8th Floor~~

~~Houston, TX 77056~~

197 Clarendon Street Boston, MA 02116 617-663-3000

All Communications, Notices and Orders to:
E. David Pemstein
~~Jason B. Beauvais~~

John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust

EXHIBIT C-1
CONFIDENTIAL

c/o John Hancock Life Insurance Company (U.S.A.) ~~Main~~197 Clarendon Street ~~Capital Corporation~~, C-03 ~~1300 Post Oak Boulevard, 8th Floor~~

Boston, MA 02116 617-572-1234
~~Houston, TX 77056 (713) 350-6043~~
~~JBeauvais@mainstcapital.com~~

Copies to:
George J. Zornada, Esq.
~~Steven B. Boehm, Esq. Anne G. Oberndorf, Esq.~~

~~Eversheds Sutherland (US)~~K&L Gates LLP
~~700 Sixth~~State Street~~, NW, Suite 700~~ Financial Center
~~Washington, DC 20001-3980~~

One Lincoln St.
Boston, MA 02111-2950 Tel: (~~202~~617) ~~383-0100~~261-3231
~~anneoberndorf@eversheds-sutherland.us August 17, 2022~~April 25, 2023

~~1~~

2

https://www.sec.gov/Archives/edgar/data/1396440/000110465922092081/tm2223593d1_40appa.h

~~t~~
EXHIBIT C-2

CONFIDENTIAL
~~2/27~~

I.	INTRODUCTION

A.	Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend the prior order issued to ~~Main Street Capital Corporation~~John Hancock GA Mortgage Trust, et al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds (as defined in the Prior Order) and Affiliated Funds (as defined in the Prior Order) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B.	Applicants Seeking Relief

•	John Hancock GA Mortgage Trust (“Mortgage Trust”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM (as defined below);

•	~~Regulated Funds~~

~~o Main Street Capital Corporation (“MSCC”), a Maryland corporation that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. MSCC is an internally managed BDC.~~

•
~~o MSC Income Fund, Inc. (“MSIF,~~John Hancock GA Senior Loan Trust (“Senior Loan Trust”, and together with ~~MSCC~~the Mortgage Trust, the “Existing Regulated Funds”), a ~~Maryland corporation that has elected to be regulated as a BDC~~closed-end management investment company that is registered under the 1940 Act. ~~MSC Adviser I, LLC (“MSC Adviser”) is the investment adviser to MSIF.~~ and managed by MIM PM;

•	~~Adviser~~

•	~~o MSC Adviser, a wholly owned subsidiary of MSCC and~~ Manulife Investment Management Private Markets (US) LLC (formerly, Hancock Capital Investment Management, LLC) (“MIM PM”),3 the investment

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Certain of the Applicants previously submitted an application with the Commission (File No. ~~812-14979~~812-14917), as filed and amended and restated and filed with the Commission on ~~February 10, 2020, June 8, 2020 and September 8, 2020~~June 8, 2018, November 1, 2018, March 22, 2019 and May 22, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. ~~34103~~33493 dated ~~November 23, 2020 (the “Prior Notice”)~~May 28, 2019 and the Prior Order granting the relief requested was contained in Investment Company Act Release No. ~~34146~~33518 dated ~~December 21~~June 25, ~~2020~~2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.
3 The adviser entity changed its name from Hancock Capital Investment Management, LLC to Manulife Investment Management Private Markets (US) LLC on January 17, 2020. No other actual change to the entity adviser was effected with this name change.

EXHIBIT C-3
CONFIDENTIAL

adviser of the Existing Regulated Funds, is registered as an investment adviser ~~registered~~ under the Investment Advisers Act of 1940, as amended., and is an indirect wholly-owned subsidiary of Manulife Financial Corporation, a Canadian corporation (“MFC”);

•
John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, and John Hancock Life Insurance Company of New York (collectively, the “John Hancock Insurance Companies”), each of which is an indirect wholly-owned subsidiary of MFC, and any future direct or indirect wholly-owned or majority-owned subsidiaries of MFC that intend to participate in Co-Investment Transactions (collectively with the John Hancock Insurance Companies, the “MFC Accounts”);

•	Manulife SDF SPV – OH, LLC (“Manulife SDF”), is a legal entity managed by MIM PM;

•	John Hancock Funding Company, LLC is an indirect wholly-owned subsidiary of MFC (“JH Funding”); and

•
MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P., each of which is a separate and distinct legal entity and is managed by MIM PM (the “MDLF Entities”; together with the Existing Regulated Funds, MIM PM, the MFC Accounts, Manulife SDF and JH Funding, the “Applicants”).

•	~~Existing Wholly-Owned Investment Subs~~

~~o Main Street CA Lending, LLC, Main Street Equity Interests, Inc., MS International Holdings, Inc., Main Street Capital III, LP, and Main Street Mezzanine Fund LP, each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of MSCC (the “MSCC Existing Wholly-Owned Subsidiaries”).~~

~~2~~

EXHIBIT C-4
CONFIDENTIAL

~~o HMS Funding I LLC, MSC California Holdings LP, MSC Equity Holding, LLC, MSC Equity Holding II, Inc., and MSIF Funding, LLC, each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of MSIF (the “MSIF Existing Wholly-Owned Subsidiaries,” and together with the MSCC Existing Wholly-Owned Subsidiaries, the “Existing Wholly-Owned Subsidiaries).~~

•	~~Affiliated Fund~~

~~o MS Private Loan Fund I, LP, which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Fund” and collectively with the Existing Regulated Funds, MSC Adviser, and the Existing Wholly-Owned Subsidiaries, the “Applicants”).~~

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II.	APPLICANTS’ PROPOSAL

A.	Requested Amendment
Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.	Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund  is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.

~~3~~

EXHIBIT C-5
CONFIDENTIAL

C.	Precedent

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.34

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.45

V.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust
c/o John Hancock Life Insurance Company (U.S.A.) 197 Clarendon Street, C-03
Boston, MA 02116 617-572-9235

~~Jason B. Beauvais~~
~~Main Street Capital Corporation 1300 Post Oak Boulevard, 8th Floor Houston, TX 77056~~

34 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted on January 5, 2021 and further extension granted on April 22, 2021).
45 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.

EXHIBIT C-6
CONFIDENTIAL

~~(713) 350-6043~~
~~JBeauvais@mainstcapital.com~~

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

~~Steven B. Boehm~~George J. Zornada, Esq.
~~Anne G. Oberndorf, Esq.~~

~~Eversheds Sutherland (US)~~K&L Gates LLP ~~700 Sixth Street NW, Suite 700 Washington, DC 20001-3980~~

State Street Financial Center One Lincoln St.
Boston, MA 02111-2950 Tel: (~~202~~617) ~~383-0100~~261-3231
~~anneoberndorf@eversheds-sutherland.us~~

~~4~~

EXHIBIT C-7
CONFIDENTIAL

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1 ~~and~~ -B.2.

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3) are attached hereto as Exhibit C.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this ~~17th~~25th day of ~~August, 2022~~April, 2023.

JOHN HANCOCK GA MORTGAGE TRUST

By: /s/ Ian Roke Name: Ian Roke Title: Authorized Signatory
JOHN HANCOCK GA SENIOR LOAN TRUST

By: /s/Ian Roke Name: Ian Roke Title: Authorized Signatory
MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

EXHIBIT C-8

CONFIDENTIAL

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

By: /s/ ~~Jason B. Beauvais~~Devon Ru

Title: Authorized Signatory

JOHN HANCOCK FUNDING COMPANY, LLC

Title: Authorized Signatory
By: /s/ ~~Jason B. Beauvais~~Devon Ru
~~Jason B. Beauvais~~
~~By:~~
Nam e:
Devo n Russ ell
  ~~Title: Executive Vice President~~

EXHIBIT C-9
CONFIDENTIAL

5

EXHIBIT C-10

CONFIDENTIAL

MANULIFE SDF SPV – OH, LLC

By: Manulife Senior Debt Fund OH, L.P., its member

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

~~MS International Holdings, Inc. Main Street Capital III, LP Main Street Mezzanine Fund, LP~~
~~By:~~	By: /s/ ~~Jason Beauvais~~Devon Russell

	Name: Devon Russell	~~Jason~~
~~Title: Execut~~
Title: Authorized Signatory

MDLF HOLDINGS ONSHORE LLC

By: Manulife DLF GP, L.P., its general partner

2

EXHIBIT C-11

CONFIDENTIAL

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

~~By:~~
By: /s/ ~~Jason Beauvais~~Devon Russell
Name: Devon Russell ~~Jason Beauvais~~

  ~~Title: Executive Vice- Presid~~
Title: Authorized Signatory

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By: Manulife DLF GP, L.P., its general partner

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

MANULIFE DIRECT LENDING FUND, L.P.

By: Manulife DLF GP, L.P., its general partner

3

https://www.sec.gov/Archives/edgar/data/1396440/000110465922092081/tm2223593d1_40appa.h

~~tm~~
EXHIBIT C-12

CONFIDENTIAL

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

~~By:~~
By: /s/ ~~Jason Beauvais~~Devon Russell Name: Devon Russell
Title: Authorized Signat

4

https://www.sec.gov/Archives/edgar/data/1396440/000110465922092081/tm2223593d1_40appa.h

 4/27

EXHIBIT C-13
CONFIDENTIAL

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of ~~August 17, 2022~~April 25, 2023 for and on behalf of the entities listed below; that he  or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JOHN HANCOCK GA MORTGAGE TRUST

By: /s/ Ian Roke Name: Ian Roke Title: Authorized Signatory
JOHN HANCOCK GA SENIOR LOAN TRUST

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
By: /s/ Ian Roke Name: Ian Roke Title: Authorized Signatory
MANULIFE INVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC

Exhibit A-1

CONFIDENTIAL

EXHIBIT C-14
CONFIDENTIAL

~~12/7/22, 2:02 PM~~
~~https://www.sec.gov/Archives/edgar/data/1396440/000110465922092081/tm2223593d1_40appa.h~~
tm
By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YOR

~~n~~
Title: Authorized Signatory

JOHN HANCOCK FUNDING COMPANY, LLC

EXHIBIT C-15
CONFIDENTIAL

Title: Authorized Signatory

MANULIFE SDF SPV – OH, LLC

EXHIBIT C-16
CONFIDENTIAL

~~12/7/22, 2:02 PM~~
~~https://www.sec.gov/Archives/edgar/data/1396440/000110465922092081/tm2223593d1_40appa.h~~
tm
By: Manulife Senior Debt Fund OH, L.P., its member

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

~~By:~~
By: /s/ ~~Jason Beauvais~~Devon Russell Name: Devon Russell
Title: Authorized Signatory

EXHIBIT C-17
CONFIDENTIAL

MDLF HOLDINGS ONSHORE LLC

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

~~MSC Income Fund, Inc. Existing Wholly-Owned Subsidiaries:~~

~~HMS Funding I, LLC~~

~~MSC California Holdings LP MSC Equity Holding, LLC MSC Equity Holding II, Inc. MSIF Funding, LLC~~
~~By:~~

By: /s/ ~~Jason Beauvais~~Devon Russell
Name: Devon Russell ~~Jason~~

Title: Authorized Signatory

~~Existing Affiliated Funds:~~

~~MS Private Loan Fund I, LP~~

~~By: MS Private Loan Fund I GP, LLC, its general partner~~

Exhibit A-2
EXHIBIT C-18
CONFIDENTIAL

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
MANULIFE DIRECT LENDING FUND, L.P.

By: Manulife DLF GP, L.P., its general partner

By: Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

~~By:~~
By: /s/ ~~Jason Beauvais~~Devon Russell Name: Devon Russell
Title: Authorized Signatory

~~Jason Beauvais~~

  ~~Title: Executive Vice- Presid~~

Exhibit A-4
EXHIBIT C-19
CONFIDENTIAL

~~8~~

EXHIBIT C-20
CONFIDENTIAL

Exhibit B~~.1~~

RESOLUTIONS OF THE BOARD OF ~~DIRECTORS~~TRUSTEES OF JOHN HANCOCK GA MORTGAGE TRUST (THE “COMPANY”)
~~MAIN STREET CAPITAL CORPORATION~~

WHEREAS, the Board ~~of Directors (the “Board”)~~ believes it is in the best interests of ~~Main Street Capital Corporation (~~the ~~“~~Company~~”)~~ to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the ~~Investment Company~~1940 Act ~~of 1940~~ to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the ~~Investment  Company~~1940 Act ~~of 1940~~ and Rule 17d-1 under the ~~Investment Company Act of 1940~~1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the ~~officers of the Company (the “~~Authorized Officers~~”~~ (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the ~~Investment Company~~1940 Act ~~of 1940~~ and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; ~~and it is further~~

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of ~~the~~ Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall

Exhibit B-1

EXHIBIT C-21
CONFIDENTIAL

conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.; and

~~9~~
FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).

Exhibit B-1
EXHIBIT C-22
CONFIDENTIAL

Exhibit B~~.2~~

RESOLUTIONS OF THE BOARD OF ~~DIRECTORS~~TRUSTEES OF JOHN HANCOCK GA SENIOR LOAN TRUST (THE “COMPANY”)

~~MSC INCOME FUND, INC.~~

WHEREAS, the Board ~~of Directors (the “Board”)~~ believes it is in the best interests of ~~MSC Income Fund, Inc. (~~the ~~“~~Company~~”)~~ to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the ~~Investment Company~~1940 Act ~~of 1940~~ to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the ~~Investment Company~~1940 Act ~~of 1940~~ and Rule 17d-1 under the ~~Investment Company Act of 1940~~1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”).

NOW, THEREFORE, BE IT RESOLVED, that the ~~officers of the Company (the “~~Authorized Officers~~”~~ (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the ~~Investment Company~~1940 Act ~~of 1940~~ and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; ~~and it is further~~

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of ~~the~~ Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President,

Exhibit B-2
EXHIBIT C-23
CONFIDENTIAL

Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).

Exhibit C-1

~~https://www.sec.gov/Archives/edgar/data/1396440/000110465922092081/tm2223593d1_40appa.htm~~

~~2/10~~
EXHIBIT C-24
CONFIDENTIAL

~~40-APP/A 1 churchill-40xapp_axcoxinve.htm 40-APP/A~~

File No. 812-15322812-

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.5(d)

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

~~SECOND AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER TO AMEND A PRIOR ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
In the Matter of the Application of:

~~NUVEEN CHURCHILL DIRECT LENDING CORP., NUVEEN FUND ADVISORS, LLC, NUVEEN~~ ALTERNATIVES ADVISORS LLC CHURCHILL ASSET MANAGEMENT LLC NUVEEN CHURCHILL ~~ADVISORS LLC NUVEEN ASSET MANAGEMENT LLC TEACHERS ADVISORS LLC TEACHERS~~ INSURANCE AND ANNUITY ASSOCIATION OF AMERICA MM FUNDING, LLC, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K LP TIAA CHURCHILL MIDDLE MARKET CLO I LTD. CHURCHILL MIDDLE MARKET CLO IV LTD. TPS INVESTORS MASTER FUND LP TPS INVESTORS OPERATING FUND, LLC, TPS INVESTORS FUND II, LP, NAP INVESTORS FUND, L.P., NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND SCSP CHURCHILL MIDDLE MARKET SENIOR ~~LOAN FUND II – K (UNLEVERED) LP CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN FUND SCSP CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN~~
CO-INVEST FUND, SCSP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – MASTER FUND LP CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – PS CO-INVEST FUND, LP, PS FINCO, INC., CHURCHILL MIDDLE MARKET CLO III LLC, CHURCHILL MIDDLE MARKET CLO V-A, LTD., CNV INVESTOR FUND SCSP, CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II, L.P., CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II SCSP, CHURCHILL CO-INVESTMENT PARTNERS, L.P., CHURCHILL SECONDARY PARTNERS, L.P., CMIC FUNDING LP, CHURCHILL MMSL III INVESTMENT SUBSIDIARY, LP, CHURCHILL MMSLF CLO-I, LP, CHURCHILL MIDDLE MARKET SENIOR LOAN FUND
– MASTER FUND SCSP, SICAV-RAIF – FUND IV, NC SLF INC., NC SLF SPV I, LLC, CHURCHILL NCDLC CLO-I, LLC, NUVEEN CHURCHILL BDC SPV II, LLC, NUVEEN CHURCHILL BDC SPV III, LLC, NCDL EQUITY HOLDINGS LLC, CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II MASTER SCSP, CM SENIOR MASTER, LP, CM MULTI MASTER, LP, NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND, NCPIF SPV I LLC, NCPIF EQUITY HOLDINGS LLC, NUVEEN MULTI-ASSET CREDIT FUND, LP, CHURCHILL MIDDLE MARKET CLO VI LTD., CHURCHILL MIDDLE MARKET CLO VII LTD AND ~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND (JPY) SERIES 2022, L.P.~~
John Hancock GA Mortgage Trust, John Hancock GA Senior Loan Trust, Manulife Investment Management Private Markets (US) LLC, John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, John Hancock Life Insurance Company of New
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm
Page  1/26
EXHIBIT C-25
CONFIDENTIAL

York, John Hancock Funding Company, LLC, Manulife SDF SPV – OH, LLC, MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P.
~~730 Third Avenue~~

197 Clarendon Street Boston, MA 02116 617-663-3000
~~New York, NY 10017~~
All Communications, Notices and Orders to:
E. David Pemstein
John ~~McCally~~Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust
c/o John Hancock Life Insurance Company (U.S.A.) 197 Clarendon Street, C-03
Boston, MA 02116 617-572-1234
~~General Counsel Churchill Asset Management LLC~~
~~8500 Andrew Carnegie Blvd Charlotte NC 28262~~
~~(704) 988-1628~~
~~john.mccally@churchillam.com~~
Copies to:
George J. Zornada, Esq.
~~Steven B. Boehm, Esq.~~

K&L Gates LLP
State Street Financial Center
~~Payam Siadatpour, Esq~~One Lincoln St.
Boston, MA 02111-2950
~~Anne G. Oberndorf, Esq.~~
~~Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980~~

Tel: (~~202~~617) ~~383-0100~~261-3231
~~anneoberndorf@eversheds-sutherland.us August 17, 2022~~April 25, 2023

2

https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm

Page /26
EXHIBIT C-26
CONFIDENTIAL

I.	INTRODUCTION

A.	Summary of Requested Relief

In this application (the “Application”), the Applicants (as defined below) request an order (“Order”) from the U.S. Securities and Exchange Commission (the “Commission”) to amend  the prior order issued to ~~Nuveen Churchill BDC LLC~~John Hancock GA Mortgage Trust, et~~.~~ al. (the “Prior Applicants”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder (the “Prior Order”).2 In particular, the Prior Order permits Regulated Funds (as defined in the Prior Order) and Affiliated Funds (as defined in the Prior Order) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the 1940 Act.

B.	Applicants Seeking Relief

•	John Hancock GA Mortgage Trust (“Mortgage Trust”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM (as defined below);

•
John Hancock GA Senior Loan Trust (“Senior Loan Trust”, and together with the Mortgage Trust, the “Existing Regulated Funds”), a closed-end management investment company that is registered under the 1940 Act and managed by MIM PM;

•	Manulife Investment Management Private Markets (US) LLC (formerly, Hancock Capital Investment Management, LLC) (“MIM PM”),3 the investment adviser of the Existing

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Certain of the Applicants previously submitted an application with the Commission (File No. ~~812-14898~~812-14917), as filed and amended and restated and filed with the Commission on ~~April 19~~June 8, 2018 ~~October 23~~, November 1, 2018, March ~~25~~22, 2019 and May ~~29~~22, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. ~~33475~~33493 dated May ~~15~~28, 2019 ~~(the “Prior Notice”)~~ and the Prior Order granting the relief requested was contained in Investment Company Act Release No. ~~33503~~33518 dated June ~~7~~25, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable and will apply to any Applicants relying on the Order. All capitalized terms not otherwise defined in this Application have the same meanings ascribed to them in the Prior Application.
3 The adviser entity changed its name from Hancock Capital Investment Management, LLC to Manulife Investment Management Private Markets (US) LLC on January 17, 2020. No other actual change to the entity adviser was effected with this name change.
EXHIBIT C-27
CONFIDENTIAL

Regulated Funds, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is an indirect wholly-owned subsidiary of Manulife Financial Corporation, a Canadian corporation (“MFC”);

•
John Hancock Life Insurance Company (U.S.A.), John Hancock Life & Health Insurance Company, and John Hancock Life Insurance Company of New York (collectively, the “John Hancock Insurance Companies”), each of which is an indirect wholly-owned subsidiary of MFC, and any future direct or indirect wholly-owned or majority-owned subsidiaries of MFC that intend to participate in Co-Investment Transactions (collectively with the John Hancock Insurance Companies, the “MFC Accounts”);

•	Manulife SDF SPV – OH, LLC (“Manulife SDF”), is a legal entity managed by MIM PM;

•	John Hancock Funding Company, LLC is an indirect wholly-owned subsidiary of MFC (“JH Funding”); and

•
MDLF Holdings Onshore LLC, Manulife Direct Lending Fund (Unlevered) L.P., and Manulife Direct Lending Fund, L.P., each of which is a separate and distinct legal entity and is managed by MIM PM (the “MDLF Entities”; together with the Existing Regulated Funds, MIM PM, the MFC Accounts, Manulife SDF and JH Funding, the “Applicants”).

•	~~Regulated Funds~~
o
~~Nuveen Churchill Direct Lending Corp. (formerly known as Nuveen Churchill BDC LLC) (“NCDL”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser and sub-adviser to NCDL is NCA (as defined below) and CAM (as defined below), respectively.~~

o	~~NC SLF Inc. (“NC SLF”), a Maryland corporation that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to NC SLF is CAM.~~

o
~~Nuveen Churchill Private Capital Income Fund (“NCPCIF” and, together with NCDL and NC SLF, the “Existing Regulated Funds”) a Delaware statutory trust that has elected to be regulated as a BDC under the 1940 Act. The investment adviser and sub-adviser to NCPCIF is CAM and NAM (as defined below), respectively. Each of the Existing Regulated Funds qualify as a Regulated Fund under the Prior Order.~~

•
~~Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub of the Existing Regulated Funds.~~

•	~~Advisers~~

3

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-28
CONFIDENTIAL

o
~~Churchill Asset Management LLC (“CAM”), a Delaware limited liability company that serves as the investment adviser to NC SLF and NCPCIF on behalf of itself and its successors,~~3~~and serves as a sub-adviser to NCDL on behalf of itself and its successors. CAM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).~~

o
~~Nuveen Churchill Advisors LLC (“NCA”), a Delaware limited liability company that serves as the investment adviser to NCDL on behalf of itself and its successors. NCA is an investment adviser registered under the Advisers Act.~~

o
~~Nuveen Asset Management, LLC (“NAM”), a Delaware limited liability company that serves as a sub-adviser to NCPCIF on behalf of itself and its successors. NAM is an investment adviser registered under the Advisers Act.~~

o
~~The investment advisers controlled by TIAA (as defined below) that are investment advisers registered under the Advisers Act, as identified on Schedule B (the “TIAA Advisers”, together with CAM, NCA, and NAM, the “Existing Advisers”). All of the Existing Advisers are under the common control of TIAA. Each of the Existing Advisers qualify as an Adviser under the Prior Order.~~

•
~~Teachers Insurance and Annuity Association of America (“TIAA”), the parent company for~~ the Advisers, MM Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of TIAA and any future direct or indirect wholly-owned or majority-owned subsidiaries of TIAA that intend to participate in Co-Investment ~~Transactions, (collectively, the “TIAA Accounts”).~~

•
~~Certain Affiliated Funds (as identified on Schedule B hereto), each of which is a separate~~ and distinct legal entity and each of (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act, or (ii) does not meet the definition of investment company under the 1940 Act and qualifies as a real estate investment trust within the meaning of Section 856 of the Internal Revenue Code, as amended, because substantially all of its assets would consist of real properties (together with the TIAA ~~Accounts, the~~ 4~~“Existing Affiliated Funds” and collectively with the Existing Regulated~~

3	 ~~The term successor as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.~~
4	 ~~As noted in the Prior Application although TIAA is excluded from investment company status by Section 3(c)(3),~~
~~the Applicants request that TIAA be permitted to participate in Co-Investment Transactions as an Affiliated Fund. (TIAA also requests relief to utilize wholly or majority-owned subsidiaries to hold investments acquired in a~~
~~Co-Investment Transaction in a principal capacity on its behalf that are excluded from investment company status by Section 3(c) of 1940 Act or Rule 3a-7 under 1940 Act, or that do not meet the definition of investment company under 1940 Act.) The Applicants do not believe that TIAA’s participation in Co-Investment Transactions raises any additional legal or policy concerns not otherwise raised by allowing a Regulated Fund to co-invest with one or more Affiliated Funds due to the Advisers’ existing investment allocation procedures as enhanced as described herein.~~
~~TIAA is a client of certain of the Advisers with respect to one or more investment strategies to be pursued by the Regulated Funds in the same way that the other Affiliated Funds are clients of certain Advisers. Although portions of the TIAA Accounts’ assets may be managed by an investment adviser that is not an Adviser, only the portion of the TIAA Accounts’ assets for which an Adviser has investment discretion will participate in~~
~~Co-Investment Transactions.~~
4

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-29
CONFIDENTIAL

~~Funds, the Existing Wholly-Owned Subsidiaries, and the Existing Advisers, the “Applicants”). Each of the Existing Affiliated Funds is advised and sub-advised, as applicable, by one or more Existing Advisers.~~

All Applicants are eligible to rely on the Prior Order. All existing entities that currently rely on the Prior Order and intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Order as set forth in or incorporated into this Application.

II.	APPLICANTS’ PROPOSAL

A.	Requested Amendment
Under the Prior Order, Affiliated Funds and Regulated Funds can only participate in Follow-On Investments if they are invested in the issuer. The Order, if granted, would revise the definition of Follow-On Investment to permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

B.	Need for Relief

Affiliated Funds often do not have infinite lives like many Regulated Funds. As a result, an Affiliated Fund that is invested in a portfolio company may begin the process of winding down, during which it makes no further investments. If the portfolio company makes a capital call or requests further funding once the Affiliated Fund is in wind down, the Affiliated Fund will not be able to participate and in some cases, only one Regulated Fund is left to fulfill the portfolio company’s request. In that case, either the Regulated Fund will be forced to make the investment by itself, which may not be the appropriate investment amount for the Regulated Fund, or the Regulated Fund will not be able to fulfill its commitment to the portfolio company. If the Regulated Fund does not have the available capital to fulfill the portfolio company’s request, the portfolio company may be negatively affected, which could negatively affect the Regulated Fund shareholders. In addition, if the Regulated Fund invested more than the appropriate amount, that could also negatively affect the Regulated Fund shareholders.

Allowing Affiliated Funds that do not have an investment in the portfolio company to participate in Follow-On Investments can protect Regulated Fund shareholders from harm as another Affiliated Fund is winding down. Because the relief would not permit Follow-On Investments by Regulated Funds that are not invested in an issuer, the Order could not be relied on to cause a Regulated Fund to be used to prop up an affiliate’s investment.

C.	Precedent

5

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-30
CONFIDENTIAL

Applicants submit that the requested Order is consistent with the temporary relief granted by the Commission on April 8, 2020.54

III.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants note that the Commission may grant the requested relief for the same reasons set forth in Section IV, “Statement in Support of Relief Requested,” of the Prior Application.

IV.	REPRESENTATIONS AND CONDITIONS

Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the representations and conditions in the Prior Order. The only change is that the definition of “Follow-On Investment” in the Prior Application will be deleted in its entirety and replaced with the following definition:

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.65

V.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

E. David Pemstein
John Hancock GA Mortgage Trust,
John Hancock GA Senior Loan Trust
c/o John Hancock Life Insurance Company (U.S.A.) 197 Clarendon Street, C-03
Boston, MA 02116 617-572-9235

54 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order)
(extension granted on January 5, 2021 and further extension granted on April 22, 2021).
65 Any and all references in the Prior Application to an Affiliated Fund needing to be invested in an issuer as a required precedent for a Follow-On Investment would be struck as a result of the Order.
6

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-31
CONFIDENTIAL

~~John McCally General Counsel~~
~~Churchill Asset Management LLC 8500 Andrew Carnegie Blvd Charlotte, NC 28262~~
~~(704) 988-1628~~
~~john.mccally@churchillam.com~~

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

~~Steven B. Boehm~~George J. Zornada, Esq.
K&L Gates LLP
State Street Financial Center
~~Payam Siadatpour, Esq~~One Lincoln St.
Boston, MA 02111-2950
~~Anne G. Oberndorf, Esq.~~
~~Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980~~
Tel: (~~202~~617) ~~383-0100~~261-3231
~~anneoberndorf@eversheds-sutherland.us~~
Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.1-B.~~3~~2.

Marked copies of the Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3) are attached hereto as Exhibit C.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this ~~17th~~25th day of ~~August, 2022~~April, 2023.

JOHN HANCOCK GA MORTGAGE TRUST

7

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-32
CONFIDENTIAL

~~NUVEEN CHURCHILL DIRECT LENDING CORP.~~
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: Vice President and Assistant Secretary~~

~~NUVEEN FUND ADVISORS, LLC~~
~~By:~~ /s/ Kevin McCarthy ~~Name: Kevin McCarthy~~
~~Title: Senior Managing Director~~

By: /s/ Ian Roke Name: Ian Roke Title: Authorized Signatory
~~NUVEEN ALTERNATIVES ADVISORS LLC~~
JOHN HANCOCK GA SENIOR LOAN TRUST
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
By: /s/Ian Roke Name: Ian Roke Title: Authorized Signatory
~~Title: Managing Director~~

~~CHURCHILL ASSET~~MANULIFEINVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~Title: General Counsel~~

~~NUVEEN CHURCHILL ADVISORS LLC~~
By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

~~Title: Managing Director~~
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

8

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-33
CONFIDENTIAL

~~Title: Managing Director~~

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~NUVEEN ASSET MANAGEMENT, LLC~~
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~

~~TEACHERS ADVISORS, LLC~~
~~By:~~ /s/ John D. McCally ~~Name: John McCally Title: Managing Director~~

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~TEACHERS~~JOHN HANCOCK LIFE INSURANCE ~~AND ANNUITY ASSOCIATION~~COMPANY OF ~~AMERICA~~NEW YORK

~~Title: Managing Director~~
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~MM~~JOHN HANCOCK FUNDING COMPANY, LLC

MANULIFE SDF SPV – OH, LLC

By: Manulife Senior Debt Fund OH, L.P., its member

By: ~~Churchill Asset~~ Manulife Investment Management Private Markets Holdings (US), LLC, its ~~investment adviser~~general partner
~~By:~~ /s/ John D. McCally
9

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-34
CONFIDENTIAL

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP~~

MDLF HOLDINGS ONSHORE LLC

By: ~~TGAM Churchill Fund~~ Manulife DLF GP ~~LLC~~, L.P., its general partner

By: ~~Churchill Asset~~ Manulife Investment Management Private Markets Holdings (US), LLC, its ~~member~~general partner

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP~~

MANULIFE DIRECT LENDING FUND (UNLEVERED) L.P.

By: ~~TGAM Churchill Fund~~ Manulife DLF GP ~~LLC~~, L.P., its general partner

By: ~~Churchill Asset~~ Manulife Investment Management Private Markets Holdings (US), LLC, its ~~member~~general partner

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

10

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-35
CONFIDENTIAL

~~TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN~~MANULIFE DIRECT LENDING FUND ~~K~~, ~~LP~~L.P.

By: ~~TGAM Churchill Fund~~ Manulife DLF GP ~~LLC~~, L.P., its general partner

~~By: Churchill Asset Management LLC, its member~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~TIAA CHURCHILL MIDDLE MARKET CLO I LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO IV LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~TPS INVESTORS MASTER FUND, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~TPS INVESTORS FUND II, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~

11

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-36
CONFIDENTIAL

~~Title: General Counsel~~

~~TPS INVESTORS OPERATING FUND, LLC~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NAP INVESTORS FUND, L.P.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~- K (UNLEVERED), LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– EUROPEAN FUND, SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– EUROPEAN CO-INVEST FUND, SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
EXHIBIT C-37
CONFIDENTIAL

~~Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– MASTER FUND, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– PS CO-INVEST FUND, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~PS FINCO, INC.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO III LLC~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO V-A, Ltd.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CNV INVESTOR FUND SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

13

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-38
CONFIDENTIAL

~~CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II, L.P.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL CO-INVESTMENT PARTNERS, L.P.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL SECONDARY PARTNERS, L.P.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CMIC FUNDING LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MMSL III INVESTMENT SUBSIDIARY, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MMSLF CLO-I, LP~~

14

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-39
CONFIDENTIAL

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND – MASTER FUND SCSP, SICAV-RAIF – FUND IV~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NC SLF INC.~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: Vice President and Secretary~~

~~NC SLF SPV I, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~CHURCHILL NCDLC CLO-I, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~NUVEEN CHURCHILL BDC SPV II, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~NUVEEN CHURCHILL BDC SPV III, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~NCDL EQUITY HOLDINGS LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

15

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-40
CONFIDENTIAL

~~CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II MASTER SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CM SENIOR MASTER, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CM MULTI MASTER, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: Vice President and Secretary~~

~~NUVEEN MULTI-ASSET CREDIT FUND, LP~~

By: ~~Nuveen Asset~~ Manulife Investment Management Private Markets Holdings (US), LLC, its ~~manager~~general partner

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Managing Director~~

~~NCPIF SPV I LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

16

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~

~~Page /26~~
EXHIBIT C-41
CONFIDENTIAL

~~NCPIF EQUITY HOLDINGS LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~CHURCHILL MIDDLE MARKET CLO VI LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO VII LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET Senior LOAN FUND (JPY) SERIES 2022, L.P.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

17

~~https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm~~
~~Page /26~~
EXHIBIT C-42
CONFIDENTIAL

Exhibit A

VERIFICATION

Each of the undersigned states that he or she has duly executed the attached application dated as of ~~August 17, 2022~~ April 25, 2023 for and on behalf of the entities listed below; that he  or she holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. Each of the undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JOHN HANCOCK GA MORTGAGE TRUST
~~NUVEEN CHURCHILL DIRECT LENDING CORP.~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: Vice President and Assistant Secretary~~

~~NUVEEN FUND ADVISORS, LLC~~

~~By:~~ /s/ Kevin McCarthy ~~Name: Kevin McCarthy~~
~~Title: Senior Managing Director~~

By: /s/ Ian Roke Name: Ian Roke Title: Authorized Signatory
~~NUVEEN ALTERNATIVES ADVISORS LLC~~
JOHN HANCOCK GA SENIOR LOAN TRUST
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
By: /s/ Ian Roke Name: Ian Roke Title: Authorized Signatory
~~Title: Managing Director~~

~~CHURCHILL ASSET~~MANULIFEINVESTMENT MANAGEMENT PRIVATE MARKETS (US) LLC
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
By: /s/ Devon Russell
~~Title: General Counsel~~

Exhibit A-1
EXHIBIT C-43
CONFIDENTIAL

Name: Devon Russell Title: Authorized Signatory
~~NUVEEN CHURCHILL ADVISORS LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~

Exhibit A-2

EXHIBIT C-44
CONFIDENTIAL

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~Title: Managing Director~~

JOHN HANCOCK LIFE & HEALTH INSURANCE COMPANY

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~NUVEEN ASSET MANAGEMENT, LLC~~

~~Title: Managing Director~~
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~

~~TEACHERS ADVISORS, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John McCally Title: Managing Director~~

~~TEACHERS~~JOHN HANCOCK LIFE INSURANCE ~~AND ANNUITY ASSOCIATION~~COMPANY OF ~~AMERICA~~NEW YOR

~~Title: Managing Director~~

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~

~~MM~~JOHN HANCOCK FUNDING COMPANY, LLC

By: /s/ Devon Russell Name: Devon Russell

Exhibit A-2

EXHIBIT C-45
CONFIDENTIAL

Title: Authorized Signatory

MANULIFE SDF SPV – OH, LLC

By: Manulife Senior Debt Fund OH, L.P., its member

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
By: ~~Churchill Asset~~ Manulife Investment Management Private Markets Holdings (US), LLC, its ~~investment adviser~~general partner

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP~~

MDLF HOLDINGS ONSHORE LLC

By: ~~TGAM Churchill Fund~~ Manulife DLF GP ~~LLC~~, L.P., its general partner

~~By:~~	~~Churchill Asset Management LLC, its member By:~~ /s/ John D. McCally
~~Name: John D. McCally Title: General Counsel~~

Exhibit A-2

EXHIBIT C-46
CONFIDENTIAL

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, OFFSHORE LP~~

By: ~~TGAM Churchill Fund GP~~ Manulife Investment Management Private Markets Holdings (US), LLC, its general partner

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~By: Churchill Asset Management LLC, its member~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

~~TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K, LP~~

~~By: TGAM Churchill Fund GP LLC, its general partner By: Churchill Asset Management LLC, its member~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

~~TIAA CHURCHILL MIDDLE MARKET CLO I LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO IV LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By~~: /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

~~TPS INVESTORS MASTER FUND, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~  /s/ John D. McCally

Exhibit A-2

EXHIBIT C-47
CONFIDENTIAL

~~Name: John D. McCally Title: General Counsel~~

~~TPS INVESTORS FUND II, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: General Counsel~~

Exhibit A-2

EXHIBIT C-48
CONFIDENTIAL

~~TPS INVESTORS OPERATING FUND, LLC~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NAP INVESTORS FUND, L.P.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~- K (UNLEVERED), LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– EUROPEAN FUND, SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– EUROPEAN CO-INVEST FUND, SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~  /s/ John D. McCally

Exhibit A-4
~~1~~
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm
Page  1/26

EXHIBIT C-49
CONFIDENTIAL

~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– MASTER FUND, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II~~
~~– PS CO-INVEST FUND, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~PS FINCO, INC.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO III LLC~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO V-A, Ltd.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CNV INVESTOR FUND SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
Exhibit A-4
~~2~~
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm
Page 2/26

EXHIBIT C-50
CONFIDENTIAL

~~Title: General Counsel~~

~~CHURCHILL JUNIOR CAPITAL OPPORTUNITIES~~MANULIFE DIRECT LENDING FUND ~~II,~~(UNLEVERED) L.P.

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL CO-INVESTMENT PARTNERS~~By: Manulife DLF GP, L.P.,
its general partner

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL SECONDARY PARTNERS, L.P.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CMIC FUNDING LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MMSL III INVESTMENT SUBSIDIARY, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~  /s/ John D. McCally
Exhibit A-4
~~3~~
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm Page 3/26

EXHIBIT C-51
CONFIDENTIAL

~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MMSLF CLO-I, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET SENIOR LOAN FUND – MASTER FUND SCSP, SICAV-RAIF – FUND IV~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NC SLF INC.~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: Vice President and Secretary~~

~~NC SLF SPV I, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~CHURCHILL NCDLC CLO-I, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~NUVEEN CHURCHILL BDC SPV II, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~NUVEEN CHURCHILL BDC SPV III, LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

Exhibit A-4
4
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm Page 4/26

EXHIBIT C-52
CONFIDENTIAL

~~NCDL EQUITY HOLDINGS LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II MASTER SCSP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CM SENIOR MASTER, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CM MULTI MASTER, LP~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally~~
~~Title: Vice President and Secretary~~

~~NUVEEN MULTI-ASSET CREDIT FUND, LP~~

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
By: ~~Nuveen Asset~~ Manulife Investment Management Private Markets Holdings (US), LLC, its ~~manager~~general partner

Exhibit A-4
~~5~~
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm Page 5/26

EXHIBIT C-53
CONFIDENTIAL

~~By:~~  /s/ John D. McCally
~~Name: John D. McCally Title: Managing Director~~

~~NCPIF SPV I LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~NCPIF EQUITY HOLDINGS LLC~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: Authorized Person~~

~~CHURCHILL MIDDLE MARKET CLO VI LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET CLO VII LTD.~~

~~By: Churchill Asset Management LLC, its sub-adviser~~

~~By:~~ /s/ John D. McCally ~~Name: John D. McCally Title: General Counsel~~

~~CHURCHILL MIDDLE MARKET Senior LOAN~~MANULIFE DIRECT LENDING FUND ~~(JPY) SERIES 2022~~, L.P.

By: Manulife DLF GP, L.P., its general partner

By: ~~Churchill Asset~~ Manulife Investment Management Private Markets Holdings (US), LLC, its ~~sub-adviser~~general partner

By: /s/ Devon Russell Name: Devon Russell Title: Authorized Signatory
~~By:~~  /s/ John D. McCally
Exhibit A-4
~~6~~
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm
Page 6/26

EXHIBIT C-54
CONFIDENTIAL

~~Name: John D. McCally Title: General Counsel~~

Exhibit B~~.1~~

RESOLUTIONS OF THE BOARD OF ~~DIRECTORS~~TRUSTEES OF JOHN HANCOCK GA MORTGAGE TRUST (THE “COMPANY”)
~~NUVEEN CHURCHILL DIRECT LENDING CORP.~~

WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”)~~, a copy of which is attached~~ hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

Exhibit A-4
~~7~~
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm

Page 7/26

EXHIBIT C-55
CONFIDENTIAL

~~Exhibit B.2~~

~~RESOLUTIONS OF THE BOARD OF DIRECTORS OF NC SLF INC.~~

~~WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order~~ to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 as amended (the “1940 Act”) and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On ~~Investment (as reflected in the Application) (the “Application”), a copy of which is attached hereto as~~ Exhibit A~~.~~

~~NOW THEREFORE BE IT RESOLVED that the Authorized Officers (as defined below) be and they~~ hereby are authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application and to do such other acts or things and execute such other documents including amendments to the Application as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder in such form and accompanied by such exhibits and other documents as the Authorized Officers preparing the same shall approve, ~~such approval to be conclusively evidenced by the filing of the Application;~~

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).

Exhibit B-1

https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm

Page 1/26

1
EXHIBIT C-56
CONFIDENTIAL

Exhibit B~~.3~~

RESOLUTIONS OF THE BOARD OF TRUSTEES OF JOHN HANCOCK GA SENIOR LOAN TRUST (THE “COMPANY”)

~~NUVEEN CHURHCILL PRIVATE CAPITAL INCOME FUND~~

WHEREAS, the Board believes it is in the best interests of the Company to file an application for an order to amend a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act to revise the definition of Follow-On Investment (as reflected in the Application) (the “Application”)~~, a copy of which is attached hereto as~~ Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the U.S. Securities and Exchange Commission (the “SEC”) the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them  of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, President, Vice President, Treasurer and Secretary of the Company shall be the authorized officers of the Company (each, an “Authorized Officer” and collectively, the “Authorized Officers”).
Page 2/26
https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm

~~2~~
EXHIBIT C-57
CONFIDENTIAL

Schedule A

~~Existing Wholly-Owned Subsidiaries of Nuveen Churchill Direct Lending Corp.:~~

~~Churchill NCDLC CLO-I, LLC Nuveen Churchill BDC SPV II, LLC Nuveen Churchill BDC SPV III, LLC NCDL Equity Holdings LLC~~

~~Existing Wholly-Owned Subsidiary of NC SLF Inc.:~~

~~NC SLF SPV I, LLC~~

~~Existing Wholly-Owned Subsidiaries of Nuveen Churchill Private Capital Income Fund:~~

~~NCPIF SPV I LLC~~
~~NCPIF Equity Holdings LLC~~

4

https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm
Page 4/26

EXHIBIT C-58
CONFIDENTIAL

~~40-APP/A 1 churchill-40xapp_axcoxinve.htm 40-APP/A~~

Schedule B
Each Existing Affiliated Fund except for TIAA is a separate and distinct legal entity that would be an investment company but for Section 3(c)(1) 3(c)(5)(C) or 3(c)(7) or that qualifies as a REIT within the meaning of Section 856 of the Code because substantially all of its assets consist of real properties. The Existing Affiliated Funds are advised by the Existing Advisers as set forth below. TIAA, as stated above is excluded from investment company status by Section 3(c)(3). The Existing Advisers serve as investment advisers and sub-advisers, as applicable, to the Existing Affiliated Funds.

TIAA Advisers

Nuveen Alternatives Advisors LLC Nuveen Fund Advisors, LLC Teachers Advisors, LLC

Existing Affiliated Funds

Churchill Middle Market Senior Loan Fund, LP Churchill Middle Market Senior Loan Fund, Offshore LP

TGAM Churchill Middle Market Senior Loan Fund K, LP TIAA Churchill Middle Market CLO I Ltd.
Churchill Middle Market CLO IV Ltd. TPS Investors Master Fund, LP
TPS Investors Fund II, LP
TPS Investors Operating Fund, LLC MM Funding, LLC
NAP Investors Fund, L.P.
Nuveen Junior Capital Opportunities Fund, SCSp
Churchill Middle Market Senior Loan Fund II – K (Unlevered), LP Churchill Middle Market Senior Loan Fund II – European Fund, SCSp

Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund, SCSp Churchill Middle Market Senior Loan Fund II – Master Fund, LP

Churchill Middle Market Senior Loan Fund II – PS Co-Invest Fund, LP PS FinCo, Inc.
Churchill Middle Market CLO III LLC Churchill Middle Market CLO V-A, Ltd. CNV Investor Fund ScSp
Churchill Junior Capital Opportunities Fund II, L.P. Churchill Junior Capital Opportunities Fund II SCSp Churchill Co-Investment Partners, L.P.
Churchill Secondary Partners, L.P. CMIC Funding LP
Churchill MMSL III Investment Subsidiary, LP Churchill MMSLF CLO-I, LP
Churchill Middle Market Senior Loan Fund – Master Fund SCSp, SICAV-RAIF – Fund IV Churchill Junior Capital Opportunities Fund II Master SCSp

CM Senior Master, LP CM Multi Master, LP
Nuveen Multi-Asset Credit Fund, LP Churchill Middle Market CLO VI Ltd. Churchill Middle Market CLO VII Ltd.

https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm

~~Page  1/26~~
Exhibit B-2
EXHIBIT C-59
CONFIDENTIAL

~~Churchill Middle Market Senior Loan Fund (JPY) Series 2022, L.P.~~

Exhibit C-1

https://www.sec.gov/Archives/edgar/data/315038/000162828022023173/churchill-40xapp_axcoxinve.htm

2 Page 2/26

EXHIBIT C-60
CONFIDENTIAL